UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39237

ATLAS CORP.

(Translation of registrant’s name into English)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value of $0.01 per share

Series D Preferred Shares, par value of $0.01 per share

Series H Preferred Shares, par value of $0.01 per share

7.125% Senior Notes due 2027

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 10, 2025	Atlas Corp.

	By:	/s/ Peter Li
	Name:	Peter Li
	Title:	Secretary and General Counsel